UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific (“BSC”), announced nine-month results from its TAXUS V clinical trial, confirming the safety and efficacy of the TAXUS® Express2(TM) paclitaxel-eluting coronary stent system for the treatment of coronary artery disease. BSC said that the overall TAXUS V study met its primary endpoint as well as all secondary endpoints. TAXUS V expands on the TAXUS IV pivotal trial by studying a higher-risk patient population, including patients with small vessels, large vessels and long lesions requiring multiple overlapping stents – the most challenging lesions and highest-risk patients ever studied in a randomized, controlled drug-eluting stent trial in the United States. BSC made the announcement at the annual American College of Cardiology scientific session in Orlando.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 6, 2005

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

 FOR IMMEDIATE RELEASE

 NEWS RELEASE

 Sunday, March 6, 2005

TAXUS V DEMONSTRATES EXCELLENT SAFETY AND EFFICACY RESULTS IN MOST CHALLENGING LESIONS AND HIGH-RISK PATIENTS

- Clinical trial meets all endpoints, continues unmatched scientific rigor of TAXUS program -

VANCOUVER, BC and ORLANDO, FL, March 6, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”) today announced nine-month results from its TAXUS V clinical trial, confirming the safety and efficacy of the TAXUS® Express2(TM) paclitaxel-eluting coronary stent system for the treatment of coronary artery disease. BSC said that the overall TAXUS V study met its primary endpoint as well as all secondary endpoints. TAXUS V expands on the TAXUS IV pivotal trial by studying a higher-risk patient population, including patients with small vessels, large vessels and long lesions requiring multiple overlapping stents – the most challenging lesions and highest-risk patients ever studied in a randomized, controlled drug-eluting stent trial in the United States. BSC made the announcement at the annual American College of Cardiology scientific session in Orlando.

The randomized, double-blind trial enrolled 1,172 patients at 66 sites in the United States, assessing the safety and efficacy of a slow-release formulation paclitaxel-eluting coronary stent system in reducing restenosis in de novo lesions 10 - 46 mm in length and 2.25 - 4.0 mm in diameter.

Positive Safety Data

The results supported safety as demonstrated by low overall rates of Major Adverse Cardiac Events (MACE) and stent thrombosis. MACE includes death, myocardial infarction (MI; Q-wave and non-Q-wave) and target vessel revascularization. The study reported a 15.0 percent overall MACE rate at nine months in the TAXUS group compared with 21.2 percent in the control bare metal stent group (p=0.0084), with all other factors, including cardiac death and MI, comparable to control (cardiac death was 0.5 percent in the TAXUS group versus 0.9 percent in the control group (p=0.7256), MI was 5.4 percent in the TAXUS group versus 4.6 percent in the control group (p=0.5853)). This reduction was due to the lower target lesion revascularization (TLR) rate in the TAXUS group compared with the control group. In addition, stent thrombosis rates were identical between TAXUS and control stents (0.7 percent or 4/557 patients in the TAXUS group versus 0.7 percent or 4/562 patients in the control group), indicating comparable safety of drug-eluting stents and bare metal stents, as stated by BSC.

Excellent Revascularization Rates

The study reported a TLR rate of 8.6 percent in the TAXUS group compared with 15.7 percent in the control group (P= 0.0003). TLR - or retreatment rate - is one of the most accurate indicators of the performance of drug-eluting stent technology. The study met its primary endpoint, nine-month target vessel revascularization (symptom-driven repeat revascularization of the target vessel, or TVR), which was significantly lower than the rate for the control group.

Reduced Restenosis Rates

The study reported an in-segment (stented vessel segment plus 5 mm beyond each end of the stent) binary restenosis rate of 18.9 percent in the TAXUS group compared with 33.9 percent in the control group (P<0.0001) (binary restenosis is defined as 50 percent or greater vessel re-occlusion). The study reported an in-stent binary restenosis rate of 13.7 percent in the TAXUS group compared with 31.9 percent in the control group (P<0.0001). In addition, the study found significant improvements in the more sensitive, quantitative angiographic measurements (in-segment, in-stent and at the edges), such as in-segment percent diameter stenosis (33.63 percent in the TAXUS group versus 42.34 percent in the control group; P<0.0001), in-segment minimum lumen diameter (1.81 mm in the TAXUS group versus 1.57 mm in the control group; P<0.0001) and in-segment late lumen loss (0.33 mm in the TAXUS group versus 0.60 mm in the control group; P<0.0001).

"TAXUS V studies a challenging patient population with multiple, concurrent risk factors including small vessels and long lesions requiring multiple stents, which has never before been studied with drug-eluting stents," said Gregg W. Stone, M.D., the study's Principal Investigator and Professor of Medicine, Columbia University Medical Center in New York. "The overall study shows TAXUS stents are safe, with comparable rates of death, MI and stent thrombosis between TAXUS and bare metal stents. The study further shows the product is highly effective, with marked reductions in clinical and angiographic parameters. While there was a small but elevated rate of non-Q-wave MI in TAXUS patients receiving multiple overlapping stents compared to control, this was most likely related to reductions in side branch blood flow and balanced by the reduction in reintervention of more than 50 percent in the TAXUS group."

"These are compelling findings that further confirm the safety outcomes of paclitaxel-eluting stent technology compared to bare-metal stents," said Stephen G. Ellis, M.D., the trial's Co-Principal Investigator and Director of the Sones Cardiac Catheterization Laboratories at the Cleveland Clinic. "The overall MACE rates are particularly low for such a complex set of patients. TAXUS V breaks new ground in examining this high-risk patient population."

“We congratulate Boston Scientific on the excellent results demonstrated in Taxus V. BSC has set the bar for drug-eluting stent studies at a level that no other company has come close to, said William L. Hunter, MD, MSc, President and CEO of Angiotech. “In every randomized, controlled, double-blinded study, BSC has clearly and transparently provided physicians and patients a full platform of trials that reach the widest range of patients and lesion types.”

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12